Atna Obtains Drill Permits at Jarbidge
Vancouver, B.C. (June 27, 2006). Atna is pleased to report that the US Forest Service’s has approved the permits to drill at the Jarbidge Project, Elko County, Nevada. Atna will post the required reclamation bonding for the program allowing Atna to drill up to 33 drill sites with multiple drill holes at each site totaling 6,000 to 7,000 feet of diamond drilling. Drilling will be focused on evaluation of the main district where initial surface sampling and mapping have identified numerous drill targets.

The project is centered on the historic gold district of Jarbidge where over 350,000 ounces of gold and 1.2 million ounces of silver were produced prior to 1937. Gold and silver mineralization is hosted by Tertiary rhyolitic volcanoclastics and lavas associated with the Jarbidge volcanic center. Mineralization may be characterized as a low-sulfidation, epithermal bonanza vein system with similarities to the Ken Snyder Mine in the Midas District, Elko County, Nevada (operated by Newmont Mining). Atna will be targeting the quartz-adularia vein and vein systems that were prospected and/or developed early in the last century that have received no modern exploration effort. Atna’s mapping, sampling and historic data compilation has identified over 55,000 linear feet of veins and/or altered fault zones representing drill target areas. Surface samples from the Pick and Shovel area has returned gold assays up to 1,000 grams/tonne gold and 1,205 grams/tonne silver from select samples of quart-adularia veining. Other areas targeted for initial drill testing include the Bluster Mine area (surface sampling returned up to 13.6 g/t gold) and the Buckeye Mine (surface samples up to 41.3 g/t gold and 73.1 g/t silver).

David Watkins, Atna’s President and CEO, stated, “It has been a prolonged process to permit the initial drill test at Jarbidge. However, the high-grade surface samples, past gold and silver production, and multiple vein targets make the project a standout in Atna’s property portfolio. We look forward to getting the drill turning this summer on this exciting exploration opportunity.”

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by ALS Chemex in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com